

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

February 8, 2011

<u>Via U.S. Mail</u>

Mr. Ken Tsang
Chief Financial Officer
CFO Consultants, Inc.
Rm. 2102 F&G, Nan Fung Centre, 264-298 Castle Peak Road
Tsuen Wan, New Territories, Hong Kong

> **Re: CFO Consultants, Inc.
> Form 10-K for fiscal year ended December 31, 2009
> Filed April 6, 2010
> File No. 333-149294
> Amendment 1 to Form 10-K for the fiscal year ended December 31, 2009
> Filed December 21, 2010
> Form 10-Q for the period ended September 30, 2010
> Filed October 15, 2010
> Amendment 1 to Form 10-Q for the period ended September 30, 2010
> Filed December 21, 2010
> Amendment 2 to Form 10-Q for the period ended September 30, 2010
> Filed January 18, 2011
> File No. 1-34712**

Dear Mr. Tsang:

    We have completed our review of your filings and do not have any further comments at this time.

                                        Sincerely,

                                        Jennifer Monick
                                        Senior Staff Accountant